U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | SASOL BOARD COMMITS TO A 20%
SACRIFICE ON NON-EXECUTIVE DIRECTOR BOARD FEES PROPOSED
TO SHAREHOLDERS AT 2020 ANNUAL GENERAL MEETING

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)
US8038663006

SASOL BOARD COMMITS TO A 20% SACRIFICE ON NON-EXECUTIVE
DIRECTOR BOARD FEES PROPOSED TO SHAREHOLDERS AT
2020 ANNUAL GENERAL MEETING

In Sasol’s notice of the annual general meeting (AGM) scheduled for
20 November 2020, Sasol included, as special resolution number 1, a proposal to enable it to pay the same fees to its non-executive directors (NEDs) from
20 November 2020 as approved by shareholders at Sasol’s 2018 AGM. Without the approval of such special resolution, the Company cannot pay any remuneration to the NEDs for their services to the Company as its directors.

In view of the significant challenges still facing Sasol and in acknowledgement of the erosion of shareholder value over the past two years, the Board has agreed to commit to a sacrifice of 20% on the Board fees proposed for approval at the
2020 AGM. This fee sacrifice shall remain in place until a revised fee proposal is considered by shareholders at Sasol’s 2021 AGM. The 20% fee sacrifice will apply to the Chairman fee and the Board fee as set out more fully in special resolution 1 in
Sasol’s 2020 notice of AGM.

The Remuneration Committee will ensure that a review of the fees payable to NEDs is carried out with the objective of ensuring that a new resolution on Board fees is proposed to shareholders at the 2021 AGM.

18 November 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 November 2020

By:
/s/ M M L Mokoka
Name: M M L Mokoka
Title: Group Company Secretary